

April 15, 2011

<u>Via Facsimile</u>
Ms. Tamala L. McComic
Chief Executive Officer and President
Mexco Energy Corporation
214 W. Texas Avenue, Suite 1101
Midland, Texas 79701

     Re: **Mexco Energy Corporation**
              Form 10-K for Fiscal Year Ended March 31, 2010
              Filed June 29, 2010
              Form 10-K/A for Fiscal Year Ended March 31, 2010
              Filed January 31, 2011
              File No. 001-31785

Dear Ms. McComic:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ Ethan Horowitz

                    Ethan Horowitz
                    Branch Chief